UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 333-269315

TFA Therapeutics, Inc.

(Translation of registrant’s name into English)

6th Fl., No. 15, Lane 548, Ruiguang Road,

Neihu District, Taipei City, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in This Form 6-K Report

On July 12, 2026, the shareholders of TFA Therapeutics, Inc., f/k/a Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”), passed a special resolution to change the Company’s name from “Cordyceps Sunshine Biotech Holdings Co., Ltd.” to “TFA Therapeutics, Inc.” (the “Name Change”). On July 20, 2026, the Company completed the filing of the certificate of incorporation on change of name with the Registry of Companies, Cayman Islands, reflecting the Name Change. On July 22, 2026, the Company received the completed certificate of incorporation on change of name.

The Company’s ticker symbol remained unchanged.

A copy of the Certificate of Incorporation on Change of Name is attached hereto as Exhibit 3.1.

Exhibit Index

Exhibit No.	Description
3.1	Certificate of Incorporation on Change of Name

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026	TFA THERAPEUTICS, INC.

	By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Director, Chief Executive Officer, Chief Financial Officer

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